ThanksforGiving the Movie LLC

Make a Thanksgiving movie with us!

entertainment film

f @ THANKSFORGIVINGTHEMOVIE.COM LOS ANGELES



 *Thanksgiving is an American holiday in November, that is specifically set aside for everyone to join together and give thanks. Content originality was the driving force behind the idea. There are endless Christmas films, so the decision to focus on this holiday that everyone can celebrate due to no religious affiliations was a paramount factor.*

Trudy Sargent CEO @ ThanksforGiving the Movie LLC

 **ABOUT**   UPDATES⁰   GRAPEVINE¹   ASK A QUESTION⁰

Why you may want to support us...

1 Trudy co-wrote and produced the romantic comedy "Are You Ready For Love?" that reached number 9 at the UK Box office.

2 Darien and Randall wrote the film, Sister Code staring Amber Rose.

3 Trudy has won 5 Prestigious Angel Awards at the Monaco Film Festival, including Best Writer for "Are You Ready for Love?"

4 "Daddy's Girl", a feature film that Trudy co-produced, won the BAFTA WALES for Best Film.

5 Trudy has worked with Lucy Punch, Alexander Skarsgard, Michael Madsen, Billy Zane, Nick Moran, Patricia de Leon, Nadine Velazquez, Shemar Moore.

6 Trudy has worked with authors John Gray ("Men are from Mars, Women are From Venus"), Pepper Schwartz, Helen Fisher, Lillian Glass

7 Trudy's films have been distributed by Sony UK, Lionsgate, HBO, ITN Pictures.

8 Darien and Randall have worked with actors Amber Rose, Eva Marcielle, Drew Sidora, Marcus T. Paulk and Duane Martin.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS

 **Trudy Sargent**
CEO
Trudy Sargent is an award winning filmmaker and has produced and directed 7 feature films.
(in)

 **Darien L Curry**
Joint CEO
Darien Curry is an accomplished screenwriter, his latest film was Sister Code that was released May 2015 on Mother's Day Weekend. He has over fifteen years of working experience as a staff writer in television and film.
(in)

 **Randall Hooper**
Joint CEO
Randall Hooper is a prolific screenwriter with a background in business management.
(in)

Why people love us

Randall Hooper

 *A consummate Professional*
Howard L. Osias Investor

 *Darien is visionary in his approach to filmmaking. He doesn't cater to one audience but is crossover, and wants to appeal to what is the US- all types of people from different walks of life. As for his latest project. Thanks for giving*



people from different walks of life. As for his latest project, Thanks for giving appeals to many because many may not celebrate Christmas, Hannukah or Kwanza, but they'll likely celebrate thanksgiving. It's the busiest travel season for a reason and there aren't thanksgiving movies the way they are Christmas. This could be the one classic film for that holiday.

Alicia Curry Friend

See more on Buzz

Downloads

- Moodboard TFG.pdf
- ThanksForGiving pitchdeck.pdf

ThanksForGiving The Movie, LLC

The film is about a college student Tommy who plans to propose to his girlfriend Amy on Thanksgiving.

TEAM

The production team consists of Trudy Sargent, Darien Curry and Randall Hooper. Collectively we have over 20+ years of experience in filmmaking.



THANKS FOR GIVING

Trudy set up Red Pictures Media in London, as an independent production company to develop feature-length screenplays. Her most successful collaboration was with the writer Roberto Trippini which led to her co-writing and producing *Are You Ready For Love?* a romantic comedy produced at Carnaby Films and distributed in England by Sony Pictures Classics. The film received five awards at the prestigious Monaco Film Festival in 2006, including Best Screenplay and it reached Top 10 in the UK DVD market.

Darien Curry along with his business partner Randall Hooper formed the production company Hooper and Curry Pictures, LLC. Together they wrote the feature-length screenplay titled *Sister Code*, starring Amber Rose, Eva Marcielle, Drew Sidora, Marcus T. Paulk and Duane Martin. The film was released in AMC theaters May 8, 2015.



THANKS FOR GIVING

OUR MARKET AND INDUSTRY

"With the meteoric rise of streaming options such as Netflix, Amazon, Hulu - not to mention ample digital entertainment options available at home through YouTube and Facebook - it's becoming increasingly difficult to attract audiences to theaters outside of the latest Marvel movie."

Source: Greenberg, Julia. "Netflix and Amazon Offer Indie Filmmakers Hope (and Lots of Money)". Wired, 28th January 2016, https://www.wired.com/2016/01/netflix-and-amazon-offer-indie-filmmakers-hope-and-lots-of-money/.

Meanwhile, filmmakers can boast about marketing material for projects. One film can simultaneously be on cable boxes, video game consoles, and various streaming outlets all while on the big screen. With infinite digital shelves, making a movie available to watch at home is a bit easier than years prior to for independent filmmakers.

The challenge is getting it noticed. The gate has widened for filmmakers searching for distribution with the growing popularity of streaming. Inadvertently theseplatforms create bidding wars with the studios' filmsthat have no distribution home yet. According to the Observer, "by offering bigger bids and budgets for less mainstream films, Amazon and Netflix could have a wider impact on the kinds of films that get made."

Source: Katz, Brandon. "Movie Theaters are Experimenting with AnythingThat Can Help Starve Off Extinction". The Observer, 23 February 2018, https://observer.com/2018/02/netflix-amazon-hulu-movie-theater-ticket-sales-moviepass-black-panther/.

The power and reach of social media will be the driving force for the promotion of the film. According to the Huffington Post, "The emphasis placed on utilizing social media in every stage of the filmmaking process, pre-production, filming and in post-production has become the means for independent films to stand out from the studio films that dominate 80% of views".

Source: Michaelian, Britt. "Social Media Is A Major Game Changer ForIndependent Films". Huffington Post, 23 January 2014, https://www.huffpost.com/entry/social-media-is-a-major-g_b_4284162.

We are aiming to promote the making of the film on all social media platforms.

"A new study by the Creative Artists Agency (CAA) says that films with more diverse casts perform better at the box office than less diverse ones."

Source: Nevins, Jake. "Diverse casting leads to box office success, study shows". The Guardian, 21 June 2017, https://www.theguardian.com/film/2017/jun/21/diversity-hollywood-casting-box-office-study.

We believe that people want to see themselves on-screen. How one exemplifies love outweighs the color of their skin and this film does its best to prove that statement.

DISTRIBUTION

Globally, online video streaming services generated $42.6 billion in 2018, compared to $32.9 billion in 2017 -nearly a 30% increase. Last year was the first year that global viewers spent more on online video streaming services than attending movie theaters.

Spending on streaming services in the US long surpassed theatrical receipts, but last year was the first time audiences outside North America made the switch. Digital entertainment spending in North America soared 24% last year to reach $17.5 billion, just four years ago, Americans spent around $7.6 billion. Meanwhile, international digital spending grew even faster from 2017 to 2018, by 34%, to reach $25.1 billion. All told, theatrical and home entertainment spending around the world reached $96.8 billion in 2018. This is a 9%increase from the previous year and over 25% growth over the past four years.

DOMESTIC BOX OFFICE TRENDS

Box office receipts and admissions were up in North America, but international receipts were down in terms of receipts and admissions. The growth in North America grew 7% to reach $11.9 billion. Admissions in North America were up 5% compared to 2017 to reach 1.3 billion tickets sold. However, admissions are down nearly 10% from a decade ago.

In North America, over 75% of the population older than 2 years old (263 million) attended the movie theater at least once in 2018. Of these moviegoers, each purchased on average five tickets. Over 12% of the population is considered frequent moviegoers who attend on average one film per month, accounting for half of all tickets sold.

Source: "Digital Video Overtakes Theatrical". FilmTake Media Intelligence, 9 April 2019, https://www.filmtake.com/exhibition/digital-video-overtakes-theatrical.



INTERNATIONAL BOX OFFICE TRENDS

Box office receipts worldwide inched up 1% from $40.5 billion in 2017 to $41.1 billion in 2018. Last year, the top five theatrical markets by receipts were the US/Canada with $11.9 billion, China at $9 billion, Japan with $2 billion, the UK at $1.7 billion, and South Korea and France tied with $1.6 billion. Predictions that China's box office would overtake North America by 2016 never came to fruition.

"These days, the once all-important US moviegoer is taking a backseat to moviegoers across the globe -particularly in the exploding Asian markets. Just two decades ago, overseas box office routinely accounted for less than half of a movie's total haul. Today, studios expect a 60-40 split favoring international box office" There is a huge market internationally to capitalize on.

Source: Bowles, Scott. "American Studios To American Audiences: Please Take A Seat... In The Way Back". Deadline, 28 September 2014, https://deadline.com/2014/09/american-box-office-importantance-studios-oversas-841427.

Box office receipts outside of North America decreased by 1% from 2017, falling to $29.2 billion. However, international receipts are up 12% compared to five years ago.

Last year, box office receipts in Asia increased by 5% from 2017 to reach $16.7 billion. China's box office increased by 12% but both figures are skewed since reporting has been converted to US dollars. The box office in Europe, the Middle East, and Africa decreased by 3% compared to 2017. Germany and Russia experienced massive declines, losing over 14% compared to 2017.

Latin America's box office was the worst hit. Receipts decreased by 22% after growing 22% in 2017. Many of these declines can be attributed to currency fluctuations. Argentina's box office fell 41% in US dollar terms, while Brazil decreased by 22%.

Source: "Digital Video Overtakes Theatrical". FilmTake Media Intelligence, 9 April 2019, https://www.filmtake.com/exhibition/digital-video-overtakes-theatrical.

In 2018, According to Box Office Mojo, films that are about or set around the Thanksgiving holiday have grossed over $1.4 billion dollars.

Source: "Monthly Box Office". Box Office Mojo, https://www.boxofficemojo.com/monthly/?view=releasedate&yr=2018&month=11&p=.htm.

WHY A FAMILY COMEDY FILM

Sitting around the TV, big screen, laptop or streaming device with your loved ones is one of the best ways to enjoy family quality time. Now the hard part is picking a film that everyone wants to see. During the holidays, family comedy films are usually the fan favorites and the least contentious. "Some people do not want their kids seeing too much violence or sex, some cannot get into science fiction, and political movies will definitely turn some people off depending on what side of the fence they stand on but everyone wants to have a good laugh that brings the loved ones closer and gives them a feeling of nostalgia."

Source: Dellner, Alexia. "The 34 Best Family Movies Of All Time". PureWow, 30 April 2019, https://www.purewow.com/family/best-family-movies.



We looked for a broader set of data on family-friendly movies and dug into the popularity of films tracked by Common Sense Media. Their reviewers assign each film a series of scores, out of five. Across all the 1,823 family movies that Common Sense Media had reviewed, there is a strong correlation between high levels of positive educational messages and overall IMDb audience score(which we're using as a proxy for how popular the movie is).

Source: "What The Data Says: Producing Low-Budget Family Films". American Film Market, https://americanfilmmarket.com/what-the-data-says-producing-low-budget-family-films.






Levels of positive messages (out of 5)
Levels of positive role models (out of 5)

Of all the genres, comedy has the highest correlation between levels of positive role models and audience enjoyment. The greater the role models, the higher the audience's love for them. So what does correlate with profitability? Audience Reviews. We estimate that fewer than a third of comedies with an IMDb score of under 6 out of 10 reached broke even. By contrast, all of the comedy feature films we studied with an IMDb score of 8 or higher earned enough to be profitable (assuming industry-standard deals and fees).

Source: "What The Data Says: Producing Low-Budget Family Films". American Film Market, https://americanfilmmarket.com/what-the-data-says-producing-low-budget-family-films.


Common Sense Media scores compared with IMDb user scores, all family movies
Educational Value
Positive Messages
Positive Role Models
IMDb user scores (out of 10)
IMDb user scores (out of 10)
IMDb user scores (out of 10)
© Stephen Follows and Bruce Nash for the American Film Market

FREQUENTLY ASKED QUESTIONS

How can you make a quality movie for such a low-budget?

ThanksForGiving was written so that it could work within a modest budget. The majority of the film will be shot in one location so that saves money and time instead of going to multiple locations on various days. When you don't have to keep moving the crew and the equipment, it's a lot more efficient. The cast is only eight people and a dog. As we stated earlier, the majority of the movie will be shot in a house so there is very little need for extras. The fewer actors in a scene, the easier it is to get all the shots you need. Basically, we are producing it like a network TV show, but shooting it with a more cinematic style. Also, we have no need for visual effects.

What happens if you raise more than $100,000?

That is what we call a "good problem to have". If we reach our goal and receive more capital from investors then we are able to do more of the creative side to make the film even better. This means maybe bigger actors and of course more aggressive and clever marketing of the film.

What obstacles do you think you will run into?

The obstacles we plan to face are pretty much all the obstacles that any film has to deal with. Some of the obstacles may include scheduling conflicts with actors, weather conditions, and family emergencies.

The list could go on but the budget that we have created specifically factors in contingency problems for situations such as this. We will make sure a set time and schedule for all the major cast and crew is available for principal shooting months in advance.

Why invest in us?

We have over 20+ years of experience between us in film and television. This is a young production crew that has an eye for talent and we know audiences are looking for something new that they can relate to. Instead of following a trend we decided to set a trend. We saw a hole in the market and we are looking to fill it. We want you to be a part of this amazing experience.

Investor Q&A

− COLLAPSE ALL

What does your company do?

The company was set up in 2018 and its new offering is THANKSFORGIVING, a romantic comedy, set during the Thanksgiving holiday that melts your heart and keeps you at the edge of your seat. It's Parenthood meets Home for the Holidays with a Thanksgiving twist.

Where will your company be in 5 years?

Our company will develop, produce and market the film. Upon completion, we will approach various distributors for domestic and international markets.

Why did you choose this idea?

Thanksgiving is an American holiday in November, that is specifically set aside for everyone to join together and give thanks. Content originality was the driving force behind the idea. There are endless Christmas films, so the decision to focus on this holiday that everyone can celebrate due to no religious affiliations was a paramount factor.

Why is this a good idea, right now? What changed in the world? Why wasn't

this done a few years ago? ˅

October and November are the busiest months at the US box office. The distribution market has changed considerably in the last few years with video on demand distribution and subscription based companies like Netflix and Amazon. With the right marketing strategy we aim to attract a wide audience.

What is your proudest accomplishment? ˅

Ms Sargent's films have been distributed by Sony Pictures and Lionsgate. She has worked with giant companies like Kinowelt in Germany and New Line Cinema in the US. Darien and Randall together penned the screenplay Sister Code that was released on Mother's Day 2016 in the theater and on Netflix.

How far along are you? What's your biggest obstacle? ˅

Our team has a combined 40 years of experience in this industry. We have just started on our finance. Our target is a theatrical distribution with a platform release around the end of October 2020. Due to major competition from studio releases, our prints and advertising budget might be significantly lower than studio films, therefore not having enough marketing reach to our audience. Social media has been a powerful marketing strategy for many unknowns and celebrities so currently, we are building a solid social media presence to gather support for the film.

Who are your competitors? Who is the biggest threat? ˅

Our competitors are the studio releases against big budget films. Currently, there is not enough in the marketing budget to bring awareness to a wide audience that the film deserves but social media has been a great platform to circumvent that obstacle.

What do you understand that your competitors don't? ˅

Our producing costs are small, therefore the potential revenue for recoupment could be achieved in less time.

How will you make money? ˅

We will release a teaser trailer and approach major distributors for the domestic and international market as soon as we are able to. Each distribution company will pay a minimum guarantee plus a percentage from the takings after their marketing expenses will be deducted. The marketing expenses will be capped at a fixed fee.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ˅

This is a family comedy set during the holidays so we made sure to target the family audiences between the ages of 16 to 65 years old. The biggest obstacle will definitely be any release of a big studio budget film around the same time but a fresh new idea usually gains enough notoriety for a solid following to ensure the film's success.

What do you need the most help with? ˅

We are seeking investors who want to help produce this film.

What would you do with the money you raise? ˅

The focus is to finance the production of the film so we will be able to showcase at festivals or any other distribution outlets.

